Filed by Starburst II, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

FORM OF ELECTION

You are receiving this Form of Election,

Information Booklet and FAQ in

connection with the

Sprint-SoftBank Merger

It is critical that Sprint stockholders who wish to make stock elections and thus elect to receive shares of New Sprint common stock in the merger act promptly to comply with these election procedures.

If your Election Form and Letter of Transmittal is not received by July 5, 2013 (subject to extension), you will not be able to make an election.

TO STOCKHOLDERS OF SPRINT NEXTEL CORPORATION

ELECTION AND TRANSMITTAL INFORMATION BOOKLET

This information booklet (“Booklet”) is provided to stockholders of Sprint Nextel Corporation (referred to herein as “Sprint”). It describes the cash/stock election procedures associated with the Agreement and Plan of Merger, dated as of October 15, 2012 (as it has been or may be amended, the “Amended Merger Agreement”), by and among SoftBank Corp. (“SoftBank”), Sprint, Starburst I, Inc., a Delaware corporation and a direct wholly owned subsidiary of SoftBank (“HoldCo”), Starburst II, Inc. (“Parent” or “New Sprint”), a direct wholly owned subsidiary of HoldCo, and Starburst III, Inc., a Kansas corporation and a direct wholly owned subsidiary of New Sprint (“Merger Sub”).

As you may be aware, pursuant to the Amended Merger Agreement, Sprint has agreed to enter into a transaction with SoftBank pursuant to which (a) Merger Sub will be merged into Sprint (the “SoftBank Merger”), and (b) in connection with the SoftBank Merger, pursuant to election procedures set forth in the Amended Merger Agreement, each outstanding share of Sprint common stock will be converted into (x) $7.65 in cash, (y) one share of New Sprint common stock or (z) as a result of the proration rules set forth in the Amended Merger Agreement, a combination of a cash payment and a fraction of a share of New Sprint common stock. A special meeting of Sprint’s stockholders of record as of April 18, 2013 (the “Record Date”) has been scheduled for June 25, 2013, to vote upon (among other things) the adoption of the Amended Merger Agreement, which is a condition to the consummation of the SoftBank Merger.

If you were a record holder of Sprint common stock on the Record Date, you should have received by now (or your broker or other representative should have made available to you) a proxy statement-prospectus dated May 1, 2013, and a supplement thereto dated June 13, 2013 (such proxy statement-prospectus, as it has been amended by such supplement and as it may be further amended or supplemented from time to time, the “Proxy Statement-Prospectus”). If you were not a record holder of Sprint common stock on the Record Date, or you have misplaced your copy of the Proxy Statement-Prospectus (or any portion thereof), copies are available at www.sprint.com/specialmeeting or from Georgeson Inc. (the “Information Agent”), at (866) 741-9588 (banks and brokers call (212) 440-9800).

This Booklet answers frequently asked questions about the election procedures described in the Proxy Statement-Prospectus, briefly describes your options and provides information and instructions on how to make Cash Elections and Stock Elections (each as defined below) and submit your stock certificate(s) in connection with making an election.

Note that if you wish to receive your merger consideration in the form of cash in the SoftBank Merger (subject to prorations that may result in you receiving a portion of your merger consideration in the form of New Sprint common stock), YOU NEED NOT MAKE A CASH ELECTION OR OTHERWISE TAKE ANY ACTION IN RESPONSE TO THIS MAILING. The Amended Merger Agreement provides that stockholders who fail to make any election will be treated as if they had elected cash consideration. Thus, even though these procedures provide for both a Cash Election and a Stock Election, YOU NEED ONLY RETURN THE ELECTION FORM, AND FOLLOW THE PROCEDURES DESCRIBED HEREIN, IF YOU ARE MAKING A STOCK ELECTION AND THUS ELECTING TO RECEIVE SHARES OF NEW SPRINT COMMON STOCK (subject to prorations that may result in you receiving a portion of your merger consideration in the form of cash) in the SoftBank Merger.

We urge you to review the Frequently Asked Questions below carefully (which for registered holders also include instructions relating to the enclosed Election Form and Letter of Transmittal), as well as the Amended Merger Agreement and the Proxy Statement-Prospectus.

After reviewing these materials, if you wish to make an election (which as described above is only important if you wish to make a Stock Election and elect to receive shares of New Sprint common stock in the SoftBank Merger), please complete the Election Form and Letter of Transmittal and return it as directed. If you have additional questions after reading these materials, you should contact the Information Agent. The deadline for submitting election forms (the “Election Deadline”) is July 5, 2013, subject to extension by mutual agreement of Sprint and Parent; however, your bank and broker may provide an earlier deadline by which you must abide. Sprint will publicly announce any extension of the election deadline by press release promptly following any determination to extend the election deadline. Neither Sprint nor SoftBank has any duty or obligation to provide written any notice of any extension of the Election Deadline, other than Sprint making such public announcement. Election forms must be RECEIVED by Computershare, N.A. (the “Exchange Agent”) no later than 5:00 p.m., New York time, on the Election Deadline. You may also obtain up-to-date information regarding the Election Deadline by calling the Information Agent at (866) 741-9588 (banks and brokers call (212) 440-9800). THUS, IT IS CRITICAL THAT SPRINT STOCKHOLDERS THAT WISH TO MAKE STOCK ELECTIONS AND THUS ELECT TO RECEIVE SHARES OF NEW SPRINT COMMON STOCK IN THE MERGER ACT PROMPTLY TO COMPLY WITH THESE ELECTION PROCEDURES. The failure to comply with these procedures will result in a Sprint stockholder being deemed to have made a Cash Election.

FREQUENTLY ASKED QUESTIONS

1.	What is happening in the Sprint-SoftBank Merger?

Pursuant to the Amended Merger Agreement, Merger Sub will merge with and into Sprint, and SoftBank will thereby acquire an approximately 78% indirect interest in Sprint, which will become a wholly owned subsidiary of New Sprint.

At the effective time of the SoftBank Merger, each share of Sprint common stock issued and outstanding immediately prior to the effective time of the SoftBank Merger held by the public (excluding any dissenting shares in accordance with Kansas law) will be converted into the right to receive, at the election of the holder but subject to proration, adjustment and certain limitations as set forth in the Amended Merger Agreement, one of the following:

•	$7.65 in cash without interest (an election to receive such cash, a “Cash Election”); or

•	one share of New Sprint common stock (an election to receive such stock, a “Stock Election”).

For a full discussion of the transactions and the effect of your election, see the Amended Merger Agreement and the Proxy Statement-Prospectus. Before making your election, you are encouraged to read carefully the entire Amended Merger Agreement, Proxy Statement-Prospectus (including annexes thereto and documents incorporated therein by reference) and this Booklet.

You are able to obtain free copies of the Proxy Statement-Prospectus and other documents filed with the SEC by Sprint and Parent through the website maintained by the SEC at www.sec.gov or Sprint’s website at www.sprint.com/investors or from the Information Agent. The information contained in the Proxy Statement-Prospectus is current as of June 13, 2013, and does not reflect subsequent developments. However, the Proxy Statement-Prospectus incorporates by reference subsequent filings with the SEC by Sprint and New Sprint. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement-Prospectus. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents.

If you have any questions regarding the election materials, please contact:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038

Toll Free: (866) 741-9588

Banks and Brokers: (212) 440-9800

The Election Form and Letter of Transmittal is to be used to make a Cash Election or a Stock Election and to surrender stock certificate(s) if applicable. If you also hold shares with a broker, dealer, commercial bank, trust company or other nominee, you will receive separate instructions from that broker, dealer, commercial bank, trust company or other nominee. Note that these instructions may require that you deliver all documentation to the broker, dealer, commercial bank, trust company or other nominee several days in advance of the Election Deadline, to enable them to get the forms delivered in turn to the Exchange Agent.

2.	What is the Election Form and Letter of Transmittal? [For Registered Holders]

The enclosed Election Form and Letter of Transmittal does two things. First, it lets us know your preferred form of payment for your shares of Sprint common stock. Second, it allows you to surrender your stock certificate(s) (if applicable) and/or book entry shares (see “Shares Held By Us”) in order to receive payment for the shares of Sprint common stock that you own.

3.	How do I complete the Election Form and Letter of Transmittal? [For Registered Holders]

The Election Form and Letter of Transmittal is divided into separate sections. Instructions for completing each section are set forth in the Election Form and Letter of Transmittal, where applicable.

When completed, please sign and date the Election Form and Letter of Transmittal and send it to the Exchange Agent in the enclosed envelope along with your stock certificate(s) (if applicable) so that you can make your election to receive either cash, shares of New Sprint common stock or a combination of cash and shares of New Sprint common stock. Please see Question 16 for important information concerning the transmittal of your Election Form and Letter of Transmittal to the Exchange Agent. Please note that if your shares are held jointly, signatures of both owners are required. However, you may receive instructions from your broker, dealer, commercial bank, trust company or other nominee to return the materials to them rather than the Exchange Agent.

Please return your stock certificate(s) (if applicable) along with the Election Form and Letter of Transmittal in the enclosed envelope.

4.	How do I make an election if I hold my shares through a broker, dealer, commercial bank, trust company or other nominee?

If you hold your shares of Sprint common stock through a broker, dealer, commercial bank, trust company or other nominee, you should instruct such broker, dealer, commercial bank, trust company or other nominee what election to make on your behalf by carefully following the instructions you will receive from your broker, dealer, commercial bank, trust company or other nominee. An election will not be made on your behalf absent your instructions. You may be subject to an earlier deadline for making your election due to the time needed for these third parties to comply with their own internal procedures. Please contact your broker, dealer, commercial bank, trust company or other nominee with any questions. It is critical to note that election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the Election Deadline. Neither Sprint, nor SoftBank nor the Exchange Agent will be responsible for the consequences of any failure by any third party to act on a timely basis to transmit or process your Election Form and any related documents.

5.	When is my Election Form and Letter of Transmittal due?

It is critical to note that election forms must be RECEIVED by the Exchange Agent no later than 5:00 p.m., New York time, on the date of your Election Deadline. If you hold your shares through a broker, bank, commercial bank, trust company or other nominee, you must return your election instructions to them in time for them to respond by the time specified by such broker, bank, or other nominee. Please refer to the instructions provided by your broker, bank, commercial bank, trust company or other nominee. Neither Sprint, nor SoftBank nor the Exchange Agent will be responsible for the consequences of any failure by any third party to act on a timely basis to transmit or process your Election Form and any related documents.

6.	What if I do not send an Election Form or it is not received?

If you do not make a valid election with respect to any Sprint shares you own of record, you will be treated in the SoftBank Merger as if you had submitted a Cash Election, and after consummation of the SoftBank Merger you will receive written instructions from the Exchange Agent on how to exchange your Sprint shares for the applicable merger consideration. Even if you are treated as having made a Cash Election, you may still receive shares of New Sprint common stock as a portion of your merger consideration as a result of the proration provisions set forth in the Amended Merger Agreement.

You will be deemed to have not made a valid election if:

•	you fail to follow the instructions on the “Election Form and Letter of Transmittal” or otherwise fail properly to make an election;

•	a properly completed “Election Form and Letter of Transmittal,” together with your stock certificate(s) (if applicable), is not received by the Exchange Agent at or before the Election Deadline; or

•	you properly and timely revoke a prior election without making a new election.

You bear the risk of proper and timely delivery.

7.	I have received more than one set of election materials related to the Amended Merger Agreement in connection with the election. Do I need to complete them all?

Yes, if you own stock in more than one manner, or you own stock in more than one name, you need to complete a separate Election Form for each bloc of stock. For example, you may have shares registered directly with Sprint; you may own Sprint shares through a third party, such as a broker; or you may own shares in both single name and joint name. Each set of election materials you receive is specific to the manner in which you hold your shares of or equity awards denominated in Sprint common stock. Failure to properly complete an Election Form and Letter of Transmittal means that no election will be made with respect to the shares to which that Election Form and Letter of Transmittal applies and you will be deemed to have not made a valid election with respect to such shares, with the consequence that such shares will be deemed to be shares as to which a Cash Election has been made.

8.	Can I change my election after the Election Form and Letter of Transmittal have been submitted?

Yes. You may revoke your election prior to the Election Deadline by submitting a written notice of revocation to the Exchange Agent or by submitting new election materials. Revocations must specify the name in which your shares are registered on the stock transfer books of Sprint and such other information as the Exchange Agent may request. If you instructed a broker, dealer, commercial bank, trust company or other nominee to submit an election for your shares, you must follow the directions of your broker, dealer, commercial bank, trust company or other nominee for changing those instructions. Whether you revoke your election by submitting a written notice of revocation or by submitting new election materials, the notice or materials must be received by the Exchange Agent by the Election Deadline in order for the revocation or new election to be valid.

Note that if you have submitted a Cash Election, sending a written notice of revocation will have no effect on what you receive in the SoftBank Merger, since shares for which an election is not made are treated identically to shares for which a Cash Election is made. Your treatment in the SoftBank Merger will only be different if, in addition to revoking your Cash Election, you also submit a valid Stock Election.

9.	Can I transfer my Sprint shares after the Election Form and Letter of Transmittal have been submitted?

Yes, but any transfer of Sprint shares as to which a valid election has been made will require revoking that election. In addition, any purchaser of your shares would acquire shares as to which no election had been made, and would have to make a new election as to those shares.

Any holder of Sprint shares who has made an election may at any time prior to the Election Deadline revoke such election in order to transfer the relevant shares by submitting a written notice of revocation to the Exchange Agent, or, in the case of stockholders whose shares are held in book-entry form, by causing a new message with revised election information to be transmitted through DTC to the Exchange Agent.

If you instructed a broker, dealer, commercial bank, trust company or other nominee to submit an election for your shares, you must follow the process indicated by your broker, dealer, commercial bank, trust company or other nominee for revoking that election prior to your transfer of shares. Such process typically can be completed quickly, in most cases within minutes, as part of the process of instructing your broker, dealer, commercial bank, trust company or other nominee to effect the transfer.

10.	Which election should I make?

There can be no assurance as to what the trading value of New Sprint common stock will be immediately following the completion of the SoftBank Merger or at any time thereafter, and no guarantee can be made as to the relative values of the consideration received. None of SoftBank, HoldCo, New Sprint, Merger Sub, Sprint, the Exchange Agent or the Information Agent makes any recommendation as to whether you should make a Cash Election or a Stock Election.

As described in greater detail under the section captioned “The SoftBank Merger—Making the Cash/Stock Election” (as updated by the section captioned “Updates Regarding the Cash/Stock Election”) in the Proxy Statement-Prospectus, because (among other things) the range of implicit values for New Sprint common stock has been lower than the cash component of the merger consideration, Sprint stockholders that consider electing to receive stock consideration should carefully consider the likelihood that they may receive merger consideration having a lower value (at the effective time of the SoftBank Merger) than a Sprint stockholder that elects (or is deemed to have elected) to receive cash consideration. There can be no assurance as to what the trading value of New Sprint common stock will be immediately following the completion of the SoftBank Merger or at any time thereafter.

11.	Am I guaranteed to receive what I ask for on the Election Form?

No. Your election is subject to proration, adjustment and certain limitations as set forth in the Amended Merger Agreement. If you make a Cash Election and the Cash Elections are oversubscribed, then you will receive a portion of your merger consideration in shares of New Sprint common stock. Similarly, if you make a Stock Election and the Stock Elections are oversubscribed, then you will receive a portion of your merger consideration in cash.

Accordingly, you may not receive exactly the type of consideration you elect to receive. You instead will receive a mix of stock and cash calculated based on (i) the number of shares making (or deemed to have made) each type of election, and (ii) the requirement under the Amended Merger Agreement to preserve the overall mix such that approximately 72% of the aggregate merger consideration is paid in cash and approximately 28% is paid in New Sprint common stock. The proration rules referenced in this paragraph are explained in greater detail in the Proxy Statement-Prospectus. There also can be no guarantee as to the value of the merger consideration you receive relative to the value of the Sprint shares you are exchanging. You should obtain current market quotations for Sprint common stock.

12.	Will I receive any fractional shares or fractional warrants?

No fractional shares of Sprint common stock will be issued in connection with the Merger. Instead, you will be entitled to receive cash, without interest, for any fractional share of New Sprint common stock you might otherwise have been entitled to receive, based on the fraction of a share (if any) you are due multiplied by $7.65.

13.	How long will it take to receive the merger consideration after the Merger is completed? [For Registered Holders]

After the effective time of the Merger, upon the surrender of your stock certificate(s) (if applicable) (or effective affidavits of loss in lieu of such stock certificate(s)), together with a properly completed Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent, you will receive the cash and/or shares of New Sprint common stock as soon as practicable from the Exchange Agent.

Shares of New Sprint common stock will be issued via a Direct Registration System® (DRS) stock distribution statement. You will not receive a stock certificate unless requested.

14.	Should my signature on the Election Form be guaranteed? [For Registered Holders]

No signature guarantee is required on the Election Form and Letter of Transmittal if: (a)(i) the Election Form and Letter of Transmittal is signed by the registered holder(s) (including any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of such shares) of shares surrendered with the Election Form and Letter of Transmittal and (ii) such registered holder has not requested the issuance of the merger consideration in another name(s) or to an address other than that set forth next to the signature of the registered holder; or (b) such shares are surrendered for the account of a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each, an “Eligible Institution”). In all other cases, all signatures on this Election Form and Letter of Transmittal must be guaranteed by an Eligible Institution.

15.	What if I cannot locate my stock certificate(s)? [For Registered Holders]

Unless you hold book-entry shares, for any election contained herein to be effective, this Election Form and Letter of Transmittal must be accompanied by the original certificate(s) evidencing your shares of Sprint common stock and any required accompanying evidences of authority. If any of your certificate(s) representing shares of Sprint common stock has been lost, stolen or destroyed, contact Computershare Trust Company, N.A. at 800-259-3755, option 4, before making your election.

16.	How should I send in my signed documents and stock certificates?

An envelope addressed to the Exchange Agent is enclosed with this package. You may use this envelope to return your Election Form and Letter of Transmittal, your stock certificate(s) (if applicable) and any additional documentation that may be required to make your election complete. If you do not have the envelope, you may send such materials to:

If delivering by mail:	If delivering by courier or overnight mail:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Corporate Actions	Corporate Actions
P.O. Box 43014	Suite V
Providence, RI 02940-3014	250 Royall Street
Canton, MA 02021

If you are mailing stock certificate(s), we recommend that they be sent (using the return envelope provided) by registered mail, properly insured, with return receipt requested. You may instead choose to send your documentation to the Exchange Agent by an overnight delivery service, also properly insured. The amount of insurance that may be purchased from overnight delivery services may be greater than is available if you send the documents by mail.

If you also hold shares with a broker, dealer, commercial bank, trust company or other nominee, you will receive separate instructions from that broker, dealer, commercial bank, trust company or other nominee. Note that these instructions may require that you deliver all documentation to the broker, dealer, commercial bank, trust company or other nominee several days in advance of the Election Deadline, to enable them to get the forms delivered in turn to the Exchange Agent.

Do not send such materials to Sprint, New Sprint, SoftBank or any of its subsidiaries or the Information Agent because they will not be forwarded to the Exchange Agent and your election will be invalid. The method of delivery is at the option and risk of the surrendering stockholder. Registered mail, appropriately insured, with return receipt requested, is suggested. A return envelope is enclosed for your convenience. Delivery shall be effected, and risk of loss and title will pass, only upon proper delivery of the certificate(s) or book-entry shares to the Exchange Agent.

If this Election Form and Letter of Transmittal is signed by the registered holder(s) of the shares surrendered, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) surrendered or on the assignment authorizing transfer, without alteration, enlargement or any change whatsoever. If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign the Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Election Forms and Letters of Transmittal as there are different registrations. Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary capacity who are not identified as such to the registration must be accompanied by proper evidence of the signatory’s authority to act.

17.	What if the Amended Merger Agreement is terminated?

In the event of termination of the Amended Merger Agreement, the Exchange Agent will promptly return stock certificate(s) representing shares of Sprint common stock via mail or through a book-entry transfer for shares held in street name. The Exchange Agent and Sprint will use their commercially reasonable efforts to facilitate return of such stock certificate(s) in the event of termination of the Amended Merger Agreement, but return of certificate(s) other than by registered mail will only be made at the expense, written direction and risk of the requesting Sprint stockholder, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

18.	Who do I call if I have additional questions?

You may contact Georgeson Inc. at (866) 741-9588 (banks and brokers call (212) 440-9800).

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2013, and other factors that are set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.